UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) Of The Securities Exchange Act of 1934
(Amendment No. _____)

RESONANT INC.

(Name of Subject Company)

RESONANT INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number of Class of Securities)

George B. Holmes

Chief Executive Officer

Resonant Inc.

10900 Stonelake Blvd., Suite 100, Office 02-130

Austin, Texas 78759

(805) 308-9803

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached is a joint press release distributed by Resonant Inc. and Murata Electronics North America, Inc. on February 14, 2022.

Murata to acquire Resonant for $4.50 per share in cash

Acquisition enhances Murata’s position as a leading global provider of RF system solutions and filter products

KYOTO and AUSTIN, TX, February 14, 2022 – Murata Electronics North America, Inc., a wholly owned subsidiary of Murata Manufacturing Co., Ltd., and Resonant Inc. (Resonant) (NASDAQ: RESN) today announced that they have entered into a definitive agreement under which Murata will acquire all outstanding shares of Resonant not owned by Murata for $4.50 per share in cash. Resonant is a leader in transforming the way radio frequency (RF) front-ends are being designed and delivered for mobile handset and wireless devices. The combination will allow both companies to expand their offerings and to access additional markets and customers. Resonant will become a wholly owned subsidiary of Murata and continue with its innovative development designed to solve some of the world’s toughest RF challenges.

“This acquisition will combine Murata’s world-leading mobile RF product capabilities with Resonant’s best-in-class XBAR filter solutions and world-class team of talented engineers,” said Norio Nakajima, President of Murata. “Resonant invented its proprietary XBAR technology, which is expected to achieve higher frequency and superior performance to other filter technologies. We have collaborated closely with Resonant for many years on the development of proprietary circuit designs using Resonant’s XBAR technology, and Resonant licensed to Murata rights for products in multiple specific radio frequencies in connection with our commercial partnership. We are confident Resonant’s innovation is a key strategic differentiator for the mobile industry. This transaction will deepen our existing partnership and position us to better meet our customers’ needs and expand opportunities for Murata.”

“Murata is a global leader in RF modules and filters, and we are excited to build upon the successful partnership we’ve had together. The combination of Murata’s leading products with Resonant’s leading edge XBAR filter technologies will advance our combined ability to deliver best-in-class products to the RF front-end market,” said George B. Holmes, Chairman and CEO of Resonant. “As part of the Murata team, we are looking forward to accelerating the integration of our XBAR technology into the Murata RF roadmap and delivering solutions with optimum RF performance. We have tremendous respect for Murata and look forward to accomplishing great things together.”

“We believe this acquisition will enhance Murata’s advanced RF front-end capabilities and the world’s best filtering technology in the 3~9GHz frequency range, key areas for the growing integration of mobile technologies. The radio requirements of smartphones and other wireless devices continue to grow more complex. XBAR filter technology delivers the ability to solve the complexities created by these next generation network requirements. Murata and Resonant will provide a strong portfolio of Intellectual Property Rights covering the entire XBAR technology,” concluded Nakajima.

The transaction, which has been approved by both companies’ boards of directors, is expected to close by the end of March 2022, subject to the tender of a majority of Resonant’s shares, certain regulatory approvals and other customary closing conditions.

Centerview Partners LLC served as lead financial advisor to Resonant. Stifel also served as financial advisor to Resonant. Stubbs Alderton & Markiles, LLP and Proskauer Rose LLP served as legal advisors to Resonant.

Mizuho Securities Co., Ltd. served as exclusive financial advisor to Murata. Gibson, Dunn & Crutcher LLP, Covington & Burling LLP and Akin Gump Strauss Hauer & Feld LLP served as legal advisors to Murata.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition, Murata Electronics North America, Inc. (Murata Electronics) will commence a tender offer for the outstanding shares of Resonant. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Resonant, nor is it a substitute for the tender offer materials that Murata Electronics and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Murata Electronics and its acquisition subsidiary will file tender offer materials on Schedule TO, and Resonant will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Resonant common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Resonant common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Resonant at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Resonant files annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This document contains “forward-looking statements” relating to the acquisition of Resonant by Murata. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Murata and Resonant have based these forward-looking statements on current expectations and projections about future events and trends that they believe may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Murata and Resonant. Forward-looking statements are subject to significant known and unknown risks and uncertainties that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements, including, but not limited to, the following factors: the ability of Murata and Resonant to complete the transactions contemplated by the merger agreement dated February 14, 2022 (the Merger Agreement) in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement, the potential effects of the acquisition on Resonant, the participation of third parties in the consummation of the transaction and the combined company, the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability, uncertainties as to how many of Resonant’s stockholders will tender their shares in the offer, the risk that competing offers or acquisition proposals will be made, and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Resonant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. The information contained in this document is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.